EXHIBIT 21.1

List of Subsidiaries

Name	Ownership	Jurisdiction of Organization
Double Growth Investment Ltd.	100%	Republic of Seychelles
Coronet Limited	100%	Republic of Seychelles
Fortunate Yields Limited	100%	Republic of Seychelles
Solution Elite Limited	100%	Republic of Seychelles
Ultimate Concept Limited	100%	Republic of Seychelles
Viva Leader Limited	100%	Republic of Seychelles